UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAUTILUS MARINE ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.0001 PER SHARE

(Title of Class of Securities)

Y6255E101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

        ☐  Rule 13d-1(c)

        ☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y6255E101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Astra Maritime Inc.
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Marshall Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 472,400
6. Shared Voting Power 0
7. Sole Dispositive Power 472,400
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 472,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y6255E101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Orca Marine Corp.
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Marshall Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 472,400
6. Shared Voting Power 0
7. Sole Dispositive Power 472,400
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 472,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y6255E101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Prokopios (Akis) Tsirigakis
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 472,400
6. Shared Voting Power 168,000
7. Sole Dispositive Power 472,400
8. Shared Dispositive Power 168,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.7% *
12.	Type of Reporting Person (See Instructions) IN

* Mr. Tsirigakis is the sole shareholder of Astra Maritime Inc. and owns 50% of Fjord Management S.A. As a result, Mr. Tsirigakis may be deemed to be beneficial owner of any shares beneficially owned by Astra Maritime Inc. and Fjord Management S.A.

CUSIP No.  Y6255E101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) George Syllantavos
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 472,400
6. Shared Voting Power 168,000
7. Sole Dispositive Power 472,400
8. Shared Dispositive Power 168,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.7% *
12.	Type of Reporting Person (See Instructions) IN

* Mr. Syllantavos is the sole shareholder of Orca Marine Corp. and owns 50% of Fjord Management S.A. As a result, Mr. Syllantavos may be deemed to be beneficial owner of any shares beneficially owned by Orca Marine Corp. and Fjord Management S.A.

Item 1(a).	Name of Issuer Nautilus Marine Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices 90 Kifissias Avenue, Maroussi 15125, Athens, Greece

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Astra Maritime Inc.;
ii)	Orca Marine Corp.;
iii)	Prokopios (Akis) Tsirigakis; and
iv)	George Syllantavos

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece.

Item 2(c).	Citizenship

i)	Astra Maritime Inc. is a corporation formed under the laws of the Republic of the Marshall Islands.
ii)	Orca Marine Corp. is a corporation formed under the laws of the Republic of the Marshall Islands.
iii)	Mr. Tsirigakis is a citizen of Greece.
iv)	Mr. Syllantavos is a citizen of Greece.

Item 2(d).	Title of Class of Securities Common Stock, par value $0.0001 per share

Item 2(e).	Cusip Number Y6255E101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Mr. Tsirigakis is the sole shareholder of Astra Maritime Inc. (“Astra”) and has sole voting and dispositive power to the 472,400 shares held by Astra. Mr. Syllantavos is the sole shareholder of Orca Marine Corp. (“Orca”) and has sole voting and dispositive power to the 472,400 shares held by Orca. In addition, Messrs. Tsirigakis and Syllantavos, as shareholders who each own 50% of Fjord Management S.A. (“Fjord”), have shared voting and dispositive power over the 168,000 shares held by Fjord. Each of Messrs. Tsirigakis and Syllantavos disclaim beneficial ownership of any shares in which they do not have a pecuniary interest.

Pursuant to a letter agreement between the Reporting Persons and the Issuer, a portion of the shares will be subject to forfeiture as follows: (i) 139,100 shares will be subject to forfeiture in the event the last sales price of the Issuer’s stock does not equal or exceed $14.00 per share for any 20 trading days within any 30-trading day period within 36 months following the closing of the Issuer’s initial business transaction and (ii) 139,100 shares will be subject to forfeiture in the event the last sales price of the Issuer’s stock does not equal or exceed $11.50 per share for any 20 trading days within any 30-trading day period within 36 months following the closing of the Issuer’s initial business transaction.

Item 5.	Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not Applicable

Item 8.	Identification and Classification of Members of the Group

          Not Applicable

Item 9.	Notice of Dissolution of Group

          Not Applicable

Item 10.    Certification

          Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTRA MARITIME, INC.

Date: February 13, 2012	By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Director

ORCA MARINE CORP.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: Director

By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis

By:	/s/ George Syllantavos
Name: George Syllantavos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, no par value, of Nautilus Marine Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2012.

ASTRA MARITIME, INC.

By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Director

ORCA MARINE CORP.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: Director

By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis

By:	/s/ George Syllantavos
Name: George Syllantavos